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                                   EXHIBIT 8.

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Kemper Investors Life Insurance Company

We consent to the use of our report included herein on the consolidated financial statements of Kemper Investors Life Insurance Company (KILICO) and to the reference to our firm under the heading "Experts" in the prospectus. Our report on KILICO's financial statements dated March 21, 1997, contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the period before the acquisition and, therefore, is not comparable.

KPMG PEAT MARWICK LLP


Chicago, Illinois
October 30, 1998